UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 21 June 2006
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X     Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes          No X

H a rmony Gold Mining Company Limited (NASDAQ, NYSE: HMY; JSE: HAR) today announced that it has acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company (1934) Limited (“Village” )
for an amount of R458,775. The equity stake was purchased from African Rainbow Minerals Limited at a price of 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, Harmony is obliged under the Securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of
Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. Should all remaining
s h a reholders accept the off e r, it would mean an additional cash outflow of approximately R754,915. More details regarding the mandatory offer will be published as soon as possible.
Village is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines. Village has a total of 6 068 446 shares in issue, with a current market capitalisation of approximately R3.3 million. The acquisition forms part of Harmony’s strategic positioning.
Issued by Harmony Gold Mining Company Limited
Johannesburg
21 June 2006
For more details contact:
Bernard Swanepoel
Philip Kotze
Chief Executive
Executive, Investor Relations
on +27(0)11 684 0140 or +27(0)83 303 9922 on +27(0)11 684 0140 or +27(0)83 453 0544
Harmony Gold Mining Company Limited
(Incorporated in 1950)
(Registration number 1950/038232/06)
Share code: HAR
NASDAQ: HMY
New York Stock Exchange, Inc.: HMY
ISIN: ZAE000015228
ACQUISITION OF AN EQUITY STAKE IN
VILLAGE MAIN REEF GOLD MINING COMPANY
The directors of Harmony accept responsibility for the information contained in this announcement.
Legal adviser
Sponsor
Merrill Lynch

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 21 June, 2006
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name:
Nomfundo Qangule
Title: Chief Financial Officer